

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3561

September 15, 2016

Marcus A. Lemonis
Chairman and Chief Executive Officer
Camping World Holdings, Inc.
250 Parkway Drive, Suite 270
Lincolnshire, Illinois 60069

> **Re:** **Camping World Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 13, 2016**
> **File No. 333-211977**

Dear Mr. Lemonis:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 9, 2016 letter.

Principal Stockholders, page 204

1.   It is not clear whether the table in this section takes into account the shares of Class A Common Stock that are issuable upon exercise of the Continuing Equity Owners' redemption rights. Please refer to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act. Please advise or revise.

Please contact Danilo Castelli, Attorney Advisor, at (202) 551-6521, Lilyanna Peyser, Special Counsel at (202)551-3222, or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Brent Moody, Chief Administrative and Legal Officer
           Marc Jaffe, Esq.
           Benjamin J. Cohen, Esq.